\                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)


                        COMMUNITY MEDICAL TRANSPORT, INC.
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                                (Name of Issuer)


                         Common Stock, $ 0.001 par value
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                         (Title of Class of Securities)

                                       203744107
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                                 (CUSIP Number)
                              Thomas A. Huser, Esq.
                            Quadrant Management, Inc.
                            720 5th Avenue, 9th Floor
                            New York, New York 10019
                                  212-231-3900
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                     (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications)

                                November 4, 1998
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of

Rule 13d-1 (b)(3) or (4), check the following box [ ] .

Check the following box if a fee is being paid with this statement [ ] .

                        (Continued on following page (s)
                                Page 1 of 7 Pages
                        Exhibit Index Appears on Page 5)

CUSIP NO. 203744107                    13D                     Page 2 of 7 Pages

1        NAME OF REPORTING PERSON
         SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Herbard Limited (no Fed. I.D. No.)
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2        CHECK THE APPROPRIATE BOX IF A MEMBER                (a)   [ ]
         OF A GROUP.                                          (b)   [ ]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS                    WC

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS         [ ]
         IS REQUIRED PURSUANT TO ITEMS 2 (d) or 2 (e)
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6        CITIZENSHIP OR PLACE OF ORGANIZATION        British Virgin Islands
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    NUMBER            7        SOLE VOTING POWER         463,400 Shares
      OF             -----------------------------------------------------------
   WARRANTS
 BENEFICIALLY         8        SHARED VOTING POWER                         NONE
    OWNED            -----------------------------------------------------------
     BY
    EACH              9        SOLE DISPOSITIVE POWER             463,400 Shares
  REPORTING          -----------------------------------------------------------
   PERSON
    WITH              10       SHARED DISPOSITIVE POWER           NONE
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                                   463,400 Shares
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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [ ]
         CERTAIN SHARES
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                7.73%


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14   TYPE OF REPORTING PERSON                                             CO

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
CUSIP NO.   203744107                 13D                      Page 3 of 7 pages

Item     1                 SECURITY AND ISSUER

                           This statement on Schedule 13D (the "Amendment"),
filed with respect to events that occurred on November 4, 1998, relates to shares of Common Stock, par value $0.001 per share, of Community Medical Transport, Inc., a Delaware corporation (the "Common Stock" and the "Issuer", respectively), whose principal executive offices are located at 4 Gannett Drive, White Plains, New York, 10604.

               Item 2      IDENTITY AND BACKGROUND

                           This Statement is filed by Herbard Limited, a British
Virgin Islands corporation ("Herbard").

                           Herbard may be deemed to be controlled by the Phyllis
Quasha Revocable Trust. Phyllis G. Quasha, as the settlor of the Trust, may be deemed to control the Trust. Based upon the foregoing considerations, for purposes of General Instruction C to Schedule 13D, the Phyllis Quasha Revocable Trust and Phyllis G. Quasha (collectively, the "Instruction C Persons") may be deemed to control Herbard.

                           Exhibit A sets forth the name, place of organization,
principal business, address of principal business and address of principal office of Herbard and each Instruction C Person.

                           The name, citizenship, business address and present
principal occupation or employment of each executive officer and director of Herbard and each of the Instruction C Persons, as well as the name, principal business and address of the corporation or other organization in which such occupation or employment is conducted, are set forth in Exhibit B.

                           During the five years prior to the date hereof,
neither Herbard nor, to the best of their knowledge, any of the Instruction C Persons or any executive officer or director of Herbard or any of the Instruction C Persons, (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3                     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                           The funds for purchase by Herbard of the 95,200
shares of Common Stock purchased from October 6 through November 4, 1998, an aggregate of $56,773.74, came from the general corporate funds of Herbard.

CUSIP NO.    203744107                 13D                     Page 4 of 7 Pages

Item 4                     PURPOSE OF THE TRANSACTION

                           From October 6 though October 15, 1998, Herbard
purchased an aggregate of 95,200 shares of Common Stock in transactions in the over-the-counter market, as part of its short-term trading and long-term investment activities. Those transactions are set forth in more detail in Exhibit E hereto.

Item 5                     INTEREST IN SECURITIES OF THE ISSUER

                           (a) & (b) As of August 6, 1998, the Issuer had a
total of 5,994,000 shares of Common Stock issued and outstanding according to information made publicly available by the Issuer.

                           Pursuant to Rule 13d-3, the Reporting Person may be
deemed to beneficially own an aggregate of 463,400 Shares. Pursuant to Rule 13d-3 (d) (1) (i), such 463,400 Shares constitute an aggregate of approximately 7.73% of the outstanding Common Stock.

                           (c) Other than the transactions described in this
Statement as amended, no transactions in the shares of Common Stock have been effected during the past 60 days by Herbard, or, any of the persons named in Exhibit B.

                           (d) Inapplicable

                           (e) Inapplicable

Item 6 Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.


         Neither Herbard nor, to the best of its knowledge, any executive officer or director thereof, has any contract, arrangement, understanding or relationship with one or more security holders of the Issuer or others, with respect to the purchase, holding, voting or disposition of shares of Common Stock or other securities of the Issuer which are convertible or exercisable into such shares. Each of such persons reserves the right to enter into any such contract, arrangement, understanding or relationship in the future.

CUSIP NO. 203744107                 13D                        Page 5 of 7 Pages


Item 7            Material to be Filed as Exhibits                              Page
                  --------------------------------                              ----
                  Exhibit A:        Information concerning                      Previously filed
Reporting Persons and Instruction C Persons.

                  Exhibit B:        Information concerning                      Previously filed
Reporting Persons' and Instruction C Persons' Officers, Directors and Others.

                  Exhibit C:        Power of Attorney of                        Previously filed
Herbard Limited granted to Thomas A. Huser.

                  Exhibit D:        Information concerning                      Previously filed
other shares purchased within the last 60 days.

                  Exhibit E:        Information concerning                      7
shares purchased October 6 though November 4, 1998.

CUSIP NO. 203744107                  13D                       Page 6 of 7 Pages


                                   SIGNATURES

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   November 6, 1998


                                                     HERBARD LIMITED


                                                     By: /s/ Thomas A. Huser
                                                     ------------------------
                                                             Thomas A. Huser
                                                             Attorney-in-Fact